        ATNA RESOURCES LTD.
        MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
        For the Three Months Ended March 31, 2007

Description of Business and Report Date

Atna Resources Ltd. (the “Company”) is engaged in the exploration and development of gold properties primarily in the United States.  The Company also has properties in Canada and Chile.  The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and trades on the TSX Exchange under the symbol “ATN”.  The following discussion and analysis of the financial position and results of operations for the Company speaks only as to May 10, 2007 (the “Report Date”) and should be read in conjunction with the interim consolidated financial statements and the notes thereto for the three months ended March 31, 2007, which have been prepared in accordance with Canadian generally accepting accounting principles.

Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2006 and 2005, can be viewed on SEDAR at www.sedar.com.

Highlights

•	Pinson Property: no significant work by Pinson Mining Company (Barrick).
•	Beowawe Property: a 6,000 foot drilling program commenced in late March.
•	Clover Property: Meridian Minerals plans drilling to commence later in 2007.
•	Jarbidge Property: drilling to begin in June.
•	Cachinal Property, Chile: significant silver mineralization discovered adjacent to Atna claims.

Exploration Activities

Pinson Property, Nevada

Pinson Mining Company (PMC), an affiliate of Barrick Gold Corporation, carried out a gravity survey on a portion of the Pinson Property in conjunction with work on its Getchell/Turquoise Ridge Mine property to the north.  The results of this survey have not yet been released to Atna.  Present ownership interests in the property are Atna 70%, PMC 30%.  PMC may spend US$30.0 million before April 2009 to earn back 40%, thereby increasing its project interest to 70% and decreasing Atna’s interest to 30%.  At the time of writing, PMC had spent less than $1 million.

The Pinson deposit is a structurally controlled “Carlin-type” gold system with over 980,000 ounces of past production from open pits.  Measured and indicated 43-101 qualified resources discovered and defined by Atna’s work total 1.69 million tons grading 0.42 oz/ton gold (containing 712,600 ounces gold).  Additionally, the Pinson deposit has inferred resources estimated at 3.1 million tons grading 0.34 oz/ton gold (1.05 million ounces gold).  The new resource would be mined by underground methods.

Beowawe Property, Nevada

The Company commenced a 6,000 foot reverse circulation rotary drill program on March 9, 2007 to test a number of targets characterized by anomalous gold, epithermal quartz veining, sinters, and high level argillic alteration.  Six holes have been completed to depths of 745 to 1,335 feet totaling 6,205 feet.  Drilling cut broad zones of epithermal alteration including silicification, disseminated pyrite, argillization, and quartz-chalcedony veining within the host volcanoclastics section.  Drill sample analytical results from Inspectorate America Corporation, an ISO9000 certified assay laboratory, are pending.

The property is underlain by volcanic stratigraphy of the Northern Nevada Rift which hosts the adjacent Mule Canyon mine, an epithermal deposit from which Newmont mined approximately 1 million ounces of gold and north of the Fire Creek deposit (Klondex Mines, 1 million ounce gold resource, News Release September 5, 2006).

Clover Property, Nevada

Meridian Minerals continues to conduct surface exploration activities in preparation for a drilling campaign later in 2007.  Meridian has not yet informed the Company of a start date for drilling activities.

        ATNA RESOURCES LTD.
        MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
        For the Three Months Ended March 31, 2007

The Clover prospect is a low-sulphidation, vein-hosted, epithermal gold prospect located in Nevada’s Midas mining district within the prospective Northern Nevada Rift.  Clover’s geologic setting is similar to Newmont’s Ken Snyder (Midas) mine (1999 published reserves of 2.8 M tons averaging 1.01 oz/ton Au, 11.6 oz/ton Ag). Clover has several targets that require follow-up work including a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (0.90 oz/ton Au) gold bearing float and high-grade gold intersections from previous drilling (0.74 oz/ton Au over 31.8 ft., 0.23 oz/ton Au over 25 ft., and 0.29 oz/ton Au over 10 ft.).

Jarbidge Property, Nevada

A diamond drill contractor has been secured for the 2007 drill season at Jarbidge.  The Company anticipates mobilization to begin in late May with drilling to commence in mid-June, 2007.  The 2007 program will include 10,000 to 12,000 feet of drilling under the current operating permit.  Field studies in support of permits for a second, expanded round of drilling will commence in early June 2007.  The 2007 drilling will target a number of quartz veins, structures, and alteration zones with anomalous gold geochemistry and locally high grade gold/silver assays from surface sampling.

The Company has joined a quiet title action as an indispensable party to clear the title on two unpatented lode claims adjacent to part of the Buckeye target area.  A third party has asserted title to three fractional claims which overlap lode claims optioned by the Company from Mr. John D. Bernt.  The total area affected is approximately 38 acres and makes up less than 1 percent of the Company’s total land package.  The Company believes that Mr. Bernt’s claim title will prevail, but joined the action to ensure presentation of its interest.  No date has been set for a hearing.

Cachinal Property, Chile

Valencia Ventures Inc. reported (News Release May 1, 2007) that significant high grade silver was intersected within broad zones of silver-gold-zinc mineralization on the Cachinal property in Chile.  The mineralization is located on a part of Valencia’s extensive land package which lies north of claims they have optioned from the Company.  Valencia expects to be working on the Company’s claims during May and June. Valencia may earn a 70 percent interest in the property by fulfilling work obligations and making certain cash payments.  The Company retains a right to participate to the extent of a 30% interest in its part of the property, if Valencia completes the earn-in requirements.

Wolverine Property, Yukon

Yukon Zinc reported that it has engaged Barclays Bank to assist in securing financing to build a mine at Wolverine, where the Company retains a 10 percent royalty (at current prices) on precious metals production.  Full production is planned for first quarter 2009, subject to the timely securing of financing.

Results of Operations

Three months ended March 31, 2007 compared to three months ended March 31, 2006

The Company incurred acquisition and exploration expenditures of $232,760 (2006 - $1,386,407) of which $54,086 (2006 – $1,744) were attributed to the Jarbidge project, $94,882 (2006 – Nil) attributed to the Clover project, $23,496 (2006 - $1,370,183) attributed to the Pinson project and $60,296 (2006 - $14,480) attributed to other projects.  The Company received recoveries of $40,859 on the Clover project (2006 – $69,993 recovered on the Beowawe project).  The Company had no write-offs (2006 - $136,015).

General and administrative expenses of $888,949 (2006 - $1,039,524) represented a decrease of $150,575 over the previous period.  General and administrative expenses of note included an increase in investor relations of $31,449; an increase in exploration and business development of $57,401 as a result of the Company’s focus on growth opportunities through the evaluation of properties and companies with the potential to add value through mergers or acquisitions; a decrease in wages and benefits of $123,682 as a result of a reduction in the amount of the bonus and salary increases; and a decrease in stock-based compensation, a non-cash item, of $141,929.

        ATNA RESOURCES LTD.
        MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
        For the Three Months Ended March 31, 2007

Investment and miscellaneous income of $179,727 (2006 - $134,691) represented an increase of $45,036 over the previous period which was as a result of the investment of a certain portion of the funds in longer term financial instruments.

Summary of Quarterly Results

The following are the results for the eight most recent quarters, commencing with last quarter for the three months ending on March 31, 2007:

Three months ended	Mar-07	Dec-06	Sep-06	Jun-06
Revenue	Nil	Nil	Nil	Nil
General and administrative expenses	888,949	459,688	467,766	675,376
Loss (gain) for the period	719,794	530,090	107,832	679,989
Basic and diluted loss per share	0.01	0.01	0.01	0.01
Total assets	33,648,418	33,832,542	33,871,048	33,870,586
Exploration expenditures	191,901	615,394	370,458	1,286,83
Three months ended	Mar-06	Dec-05	Sep-05	Jun-05
Revenue	Nil	Nil	Nil	Nil
General and administrative expenses	1,039.524	523,513	361,123	653,118
Loss (gain) for the period	(590,402)	597,066	229,749	348,585
Basic and diluted loss per share	0.01	0.03	0.01	0.01
Total assets	34,736,899	33,746,201	22,098,941	15,087,814
Exploration expenditures	1,180,399	4,473,231	4,837,487	2,621,483

Quarterly results can vary significantly depending on whether the Company realizes any gain or loss on sale of its investments, abandons or writes down properties, incurs gains or losses on foreign exchange, or incurs stock-based compensation costs as a consequence of the granting of stock options.  See “Results of Operations”.

Liquidity and Capital Resources

At March 31 2007, the Company had cash, cash equivalents and investments totaling $13,152,791 (2006 - $14,975,431) and working capital of $13,544,441 (2006 - $14,547,516).  The Company expects to have adequate working capital for property maintenance requirements and administrative overhead for the next twelve months.

The Company has a shared lease commitment for its office premises which expires June 30, 2010.  The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.  Aside from the rental lease commitment, the company has no off-balance sheet arrangements or long-term obligations.  The majority of the Company’s expenditures on its properties are of a discretionary nature with the majority of expenditures falling under the responsibility of joint venture partners.

The Company has financed its operations and capital expenditures through the sale of its equity securities and from the proceeds of the sale of marketable securities.  The Company expects to obtain financing in the future primarily through equity financing.  There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future.  However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Related Party Transactions

During the quarter, the Company had no related party transactions.

        ATNA RESOURCES LTD.
        MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
        For the Three Months Ended March 31, 2007

Financing and Investing Activities

During the period, the Company received proceeds in the amount of $82,500 pursuant to the exercise of 200,000 stock options.

The Company incurred acquisition and exploration expenditures of $232,760 of which $54,086 were attributed to the Jarbidge project, $94,882 attributed to the Clover project, $23,496 attributed to the Pinson project and $60,296 attributed to other projects...

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values.  It is Management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued & Outstanding shares at March 31, 2007	64,376,838	n/a	n/a
Issued after March 31, 2007	300,000	$0.325 - $0.70	n/a
Employees’ Stock Options	2,603,800	$0.59 - $2.01	Feb 8/08 - Jan 11/10
Fully diluted at May 10, 2007	67,280,638	n/a	n/a

Disclosure and Internal Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, Management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Management is also responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.  There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report.  Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s Management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually on a three-year rotation by the shareholders of the Company.  The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A.  Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of Management.  Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards.  The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

        ATNA RESOURCES LTD.
        MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
        For the Three Months Ended March 31, 2007

Forward-Looking Statements

This Interim Management Discussion and Analysis (“MD&A”) is an update of the Company’s MD&A for the year ended December 31, 2006.  Certain statements contained in this MD&A constitute forward-looking statements.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially form those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the Report Date, and readers are advised to consider such forward-looking statements in light of the risks set out below.

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic.

The junior resource market, where the Company raises its funds, is volatile and there is no guarantee that the Company will be able to raise funds as it requires them.  However, the Company has been successful to date in arranging financing and Management is of the opinion that it will continue to do so.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to reclamation, discharge of hazardous material and other matters.  The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

Outlook

Atna plans to drill 16,000 to 20,000 feet on the Jarbidge and Beowawe properties during the upcoming field season.  Additional footage is allocated for other projects. Atna’s joint venture partner at Clover, Meridian Minerals, is expected to begin a significant round of drilling in the third quarter after completing its surface target mapping.  Atna remains well funded and will continue to build its portfolio of exploration projects in the Great Basin throughout the field season.

Atna has had some discussion with Pinson Mining Company (PMC) about the possibility of regaining its position as Operator of the Pinson project to enable accelerating the work program.  PMC continues to consider its alternatives.  To the present time, PMC has spent less than $1 million to advance exploration and development of the property.  PMC may spend $30 million to explore and develop the property prior to April 6, 2009 in order to earn back to a total interest of 70% in the project; if PMC fails to spend the required amount during the allotted time, Atna would resume control as Operator and ownership would remain 70% Atna – 30% PMC in a joint venture structure.

Subsequent Events

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to March 31, 2007:

(a)	The Company issued 300,000 common shares for proceeds of $138,875 pursuant to the exercise of 300,000 stock options.

(b)	The shareholders of the Company approved a new Stock Option plan at the Annual and Special Meeting of Shareholders held on April 26, 2007.

        ATNA RESOURCES LTD.
        MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
          For the Three Months Ended March 31, 2007